EXHIBIT 99.5

                                 Form 51-102F1

                                BANRO CORPORATION
        INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS - THIRD QUARTER 2004

The following management's discussion and analysis ("MD&A") provides a review of the activities, results of operations and financial condition of Banro Corporation (the "Company") for the three and nine month periods ended September 30, 2004, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2004, together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2003. As the Company's financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company is available on SEDAR at www.sedar.com. This MD&A is dated November 25, 2004.

General
-------

During the third quarter of 2004 the Company produced a 2004 and 2005 business plan and a $15.6 million budget which sets out the Company's proposed operational objectives for the next 18 months commencing in August 2004. As previously announced in the Company's second quarter MD&A report, the Company has now completed the recruitment of exploration geologists and administrative staff and has established a regional office in the United Kingdom and an exploration office in Bukavu in eastern Democratic Republic of the Congo ("DRC"). Field equipment for the proposed exploration program has been purchased and field camps are being established at the Namoya and Lugushwa projects. It is expected that exploration will commence at the Namoya project site during the fourth quarter of 2004 and will consist of grid establishment, soil sampling, adit and trench sampling, geological mapping and geochemical analysis of soil and rock samples. It is expected that exploration will commence at Lugushwa in January 2005. At Twangiza, a camp establishment has been temporarily postponed at the request of DRC government officials until the repatriation of local militia has been undertaken to the north of Twangiza.

Results of Operations
---------------------

For the nine month period ended September 30, 2004, the Company reported a net loss of $2,317,910, or $0.19 per share, compared to a net loss of $311,254, or $0.03 per share, reported for the nine month period ended September 30, 2003. For the three month period ended September 30, 2004, the Company's net loss was $497,183, or $0.03 per share, compared to a net loss of $243,720, or $0.02 per share, recorded during the three month period ended September 30, 2003. The Company's losses during the first three quarters of 2004 were most significantly impacted by the recording of employee stock compensation expense pursuant to the adoption by the Company in fiscal 2003 of the fair value method of accounting for stock options granted to employees, directors and officers (this expense was $501,498 for the three month period ended September 30, 2004 and $1,298,371 for the nine month period ended September 30, 2004). In addition, compared to the three and nine month periods ended September 30, 2003, notable increases occurred in the corresponding periods in 2004 in almost all the expense categories, except consulting fees. These increases were due to the resumption of the Company's activities in the DRC. Consulting fees paid during the nine month period ended September 30, 2004 decreased to $34,338, compared to $196,942 incurred during the same period of 2003 primarily in connection with the


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negotiations  with  the  government  of the  DRC  regarding  the  return  of the
Company's gold properties in the DRC.

The Company's results during the three and nine month periods ended September 30, 2004 were also largely impacted by foreign exchange gains resulting from fluctuations in the value of the U.S. dollar relative to the Canadian dollar. These gains were $422,761 for the three month period ended September 30, 2004 compared to a loss of $3,081 for the corresponding period in 2003 and a gain of $177,475 for the nine month period ended September 30, 2004, compared to a gain of $271,762 for the same period in 2003. During the nine month period ended September 30, 2003, the Company recovered legal fees of $361,457 (compared to $23,398 in 2004) in relation to a successful legal case as discussed in note 10 of the audited consolidated financial statements of the Company for the year ended December 31, 2003.

Summary of Quarterly Results
----------------------------

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2004. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

--------------------------------------------------------------------------------
                                2004         2004          2004         2003
--------------------------------------------------------------------------------
                             3rd quarter   2nd quarter  1st quarter  4th quarter
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net loss                     $ (497,183) $ (1,052,380)   $(768,346)   $(549,728)
--------------------------------------------------------------------------------
Net loss per share           $    (0.04) $      (0.08)   $   (0.07)   $   (0.06)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                2003         2003          2003         2002
--------------------------------------------------------------------------------
                             3rd quarter   2nd quarter  1st quarter  4th quarter
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net income (loss)            $ (243,720) $   (245,271)   $ 177,737    $(478,824)
--------------------------------------------------------------------------------
Net income (loss) per share  $    (0.02) $      (0.02)   $    0.01    $   (0.05)
--------------------------------------------------------------------------------

While operating expenses in general increased by 11.68% during the third quarter 2004 compared to the second quarter 2004, the net loss recorded in the third quarter of 2004 decreased significantly due mainly to foreign exchange gain of $422,761 as explained above. The increase in the second quarter of 2004 in the Company's net loss, compared to the first quarter of 2004, was also mostly impacted by a foreign exchange loss of $229,053 incurred during the second quarter of 2004, compared to $16,232 recorded during the first quarter of 2004. The net loss recorded in the first quarter of 2004, compared to the fourth quarter of 2003, increased due to a general increase in operating expenses as a result of the resumption of the Company's activities in the DRC. Results for the fourth quarter of 2003 were impacted by the prospective adoption by the Company of stock-based compensation to employees, directors and officers which was only recognized at December 31, 2003. This resulted in an additional expense during the fourth quarter of 2003 in the amount of $378,724. The net income recorded in the first quarter of 2003 was related to a foreign exchange gain and the recovery of legal fees, as referred to above.


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Liquidity and Capital Resources
-------------------------------

The Company does not currently generate revenues and relies primarily on equity financings to fund its activities. This exposes the Company to market risks, in addition to the risks associated with the Company's properties being located in the DRC and the risks associated with the resource exploration industry generally.

As at September 30, 2004, the Company had working capital of $10,554,249 compared to working capital of $961,068 as at December 31, 2003. The Company's working capital position is mostly comprised of cash raised during the first quarter of 2004 from the exercise of 440,000 stock options and 350,000 common share purchase warrants and from a private placement of 2,000,000 common shares. During the third quarter of 2004 the exercise of 45,000 stock options provided an additional $23,494 to the Company's working capital. The Company's current cash position is considered sufficient for planned exploration expenditures on the Company's Twangiza-Namoya gold belt and for general and administrative expenses for the next 12 months.

Currently, the Company has no significant long term contractual obligations and no long term debt.

Deferred Exploration Expenditures
---------------------------------

The following table provides a breakdown of the Company's deferred exploration expenditures on a property-by-property basis during the nine month period ended September 30, 2004:

                          Banro Congo    Kamituga    Lugushwa    Namoya    Twangiza    Total
                          -----------    --------    --------    ------    --------    -----
Balance 12/31/2003        $ 273,960      $      -    $      -    $    -    $ 48,730    $ 322,690
                       -------------------------------------------------------------------------

Administrative and
   office support           268,807        20,563      14,075    15,375       7,398      326,218
Salaries   and  stock
   compensation             109,987        46,409      66,200    66,201      94,617      383,414
Travel                      113,463         4,430       9,318     9,318      13,287      149,816
Consulting and
   professional fees        154,798        10,014      10,014    10,014      55,932      240,772
Field camps                       -             -      16,762    16,763      22,349       55,874
Depreciation                 16,172             -           -         -           -       16,172
                       -------------------------------------------------------------------------
Balance 09/30/2004        $ 937,187      $ 81,416    $116,369  $117,671    $242,313  $ 1,494,956
                       =========================================================================

Outstanding Share Data
----------------------

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 25, 2004, the Company had outstanding: (a) 13,282,844 common shares; (b) warrants to purchase 120,000 common shares; and (c) stock options to purchase 1,856,500 common shares.






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